

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 24, 2015

Paul Elio
Chief Executive Officer
Elio Motors, Inc.
2942 N. 24th Street, Suite 114-700
Phoenix, AZ 85016

> **Re:** **Elio Motors, Inc.**
> **Offering Statement on Form 1-A**
> **Filed August 28, 2015**
> **File No. 024-10473**

Dear Mr. Elio:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Preliminary Offering Circular cover page

1. Please quantify in footnote 2 the total offering expenses to be borne by you in connection with the offering assuming the minimum and maximum offering conditions. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

2. Please disclose your escrow arrangements on the cover page as required by Item 1(e) of Part II to Form 1-A. Please also explain to us how the terms of your escrow agreement will comply with Exchange Act Rule 15c2-4.

3. We note the disclosure on the cover page that you contemplate commencing this offering in 2015 and possibly continuing into 2016. We also note that you reserve the right to accept subscriptions for up to an additional 418,000 shares in connection with this offering. Please reconcile these disclosures with the information in Item 4 of Part I to Form 1-A that you do not intend to offer securities on a delayed or continuous basis pursuant to Rule 251(d)(3) and that the maximum number of securities offered does not include the additional 418,000 shares. Please also explain why the legality opinion filed as Exhibit 12.1 does not include the additional 418,000 shares.

Business, page 10

4. You state that based on the current prototype and components, the retail price of *the Elio* is $7,600 but you "are working to achieve the $6,800 targeted retail price." Please discuss the most significant factors that enable you or limit you in achieving your target base price. Please also discuss the extent to which these costs, including those attributed to "new tooling," are controllable by you. To the extent you have made price guarantees for customer reservations or if non-refundable deposits could be refunded if you fail to meet price, delivery date, or performance targets, please discuss accordingly.

5. Please discuss your substantial dependence on third parties for the development and distribution of *the Elio*, the extent to which their involvement will impact your ability to meet your targeted base price of $6,800, the risks to the extent material arising from your decision not to seek patent rights, and your ability to identify alternative arrangements in the event you are unable to enter into final binding agreements with third parties.

6. Please clarify whether the testing protocols you identify beginning on page 12 will be validated by you or by third parties and briefly discuss whether you are required to obtain third party validation of miles per gallon or safety tests for the purposes of meeting any state or federal regulations or to participate in the ATVM loan program.

Engineering and Development, page 12

7. Please file the agreement with Technosports Creative as an exhibit to the offering statement and describe here the material terms of the agreement or explain to us why this agreement is not material to you or you are otherwise not substantially dependent upon it. Refer to Item 17(6) of Part III to Form 1-A.

The Market, page 13

8. It appears you have summarized the market survey report prepared by Berline. Please explain to us why Berline's consent is not required to be filed. Refer to Item 17(11)(a) of Part III to Form 1-A .

Sales and Service Model, page 14

9. We note that several states have enacted legislation designed to restrict or prohibit the retail sales model utilized by Tesla. Please discuss the applicability to you of state franchise dealer laws, the extent to which you have determined not to operate in certain geographic locations because of these laws, and the alternative methods of distribution, if any, to service customers in these states.

Production Plan, page 15

10. We are aware from media reports that you have encountered production delays. Please discuss your production plans on a historic basis and discuss the significant factors, including the availability of financing, that influence your historic and anticipated production timetable.

Properties, page 18

11. We are aware from media reports that you may be subject to penalties if you do not achieve certain employment levels within a specified timeframe for the Shreveport facility. If true, please disclose and quantify these targets or explain to us why you do not believe this disclosure is required.

Plan of Operation, page 21

12. Please quantify the anticipated budgets and disclose the key milestones to complete prototype design and testing, development of your retail sales model, and any other material aspects of your plan of operations. Please also clarify whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations. Refer to Item 9(c) of Part II to Form 1-A.

13. Please disclose the material terms and conditions of the ATVM loan program, including the remaining financial eligibility and any other application requirements necessary for your loan approval. Please also discuss the extent to which you are dependent on this financing to implement your plan of operations.

Security Ownership of Management and Certain Security Holders, page 27

14. Please include in your tabular calculation of beneficial ownership by Stuart Lichter those shares which may be acquired within 60 days, including any outstanding options or convertible securities. Refer to Item 12(b)(2) of Part II to Form 1-A and Exchange Act Rule 13d-3(d)(1).

Plan of Distribution, page 33

15. Please describe the procedures for prospective investors who have submitted non-binding indications of interest on the StartEngine.com website to subscribe in the offering. Please also clarify whether the prospective investors may subscribe only through the StartEngine.com website and describe briefly how subscription information is transmitted from StartEngine.com to FundAmerica Securities, LLC.

16. Please explain to us what compensation StartEngine.com will be paid for its services in connection with this offering.

17. Please tell us whether any officer, director or employee of your company will participate in the sale of securities pursuant to this offering. Refer to Exchange Act Rule 3a4-1.

Financial Statements

18. Please include interim financial statements for the six months ended June 30, 2015 in accordance with the instructions to Part F/S of Form 1-A if your filing is not qualified by September 30, 2015.

Exhibit 13

19. You state that you have "$70 million raised." Please explain to us how you calculated this amount by reference to your disclosure in the preliminary offering circular.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Theresa Messinese at (202) 551-3307 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

                                                   Sincerely,

                                                   /s/ Justin Dobbie

                                                   Justin Dobbie
                                                   Legal Branch Chief
                                                   Office of Transportation and Leisure

cc: Fay M. Matsukage, Esq.
         Dill Dill Carr Stonbraker & Hutchings, PC